UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated October 31, 2006

Commission File Number: 001-14666

MITTAL STEEL COMPANY N.V.

(Translation of registrant’s name into English)

15th Floor, Hofplein 20

3032 AC Rotterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On October 27, 2006 and October 31, 2006, Mittal Steel Company N.V. issued the press releases attached hereto as Exhibit 99.1 and Exhibit 99.2.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press release dated October 27, 2006, announcing that Arcelor Mittal will combine laser welding activity with Noble International.

Exhibit 99.2	Press release dated October 31, 2006, announcing that Arcelor Mittal will temporarily slow its European flat steel production as inventories are replenished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2006

By:	/s/ Henk Scheffer
Name: Henk Scheffer
Title: Company Secretary

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press release dated October 27, 2006, announcing that Arcelor Mittal will combine laser welding activity with Noble International.

Exhibit 99.2	Press release dated October 31, 2006, announcing that Arcelor Mittal will temporarily slow its European flat steel production as inventories are replenished.